Exhibit 21

List of Subsidiaries

Pursuant to Item 601(b)(21) of Regulation SK The following is a list of the Subsidiaries of the registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business:

Subsidiary	Jurisdiction

Master Central Holdings Limited	British Virgin Islands

Waraku Group Limited	Hong Kong

Rich Plenty Group Limited	British Virgin Islands

C& Hospitality Limited	Hong Kong

ES Concept (F&B) Co., Limited	Hong Kong

ES& TWP Limited	Hong Kong

ES& Yoho Limited	Hong Kong

C& NTP Limited	Hong Kong

ES& Granville Limited	Hong Kong

2811387 Ontario Inc.	Ontario

2750039 Ontario Inc.	Ontario

Ajisen Ramen (Canada) Inc.	Ontario

1000047451 Ontario Limited	Ontario

2770933 Ontario Inc.	Ontario

2512118 Ontario Inc.	Ontario